News release
For immediate publication

ART TO PRESENT AT BIOCONTACT 2005 INVESTOR CONFERENCE

IN QUEBEC CITY (CANADA)

Montreal, Canada, October 4, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that on Friday, October 7, 2005, Micheline Bouchard, President & CEO, will present an update on ART’s recent developments in achieving key milestones at the BioContact Quebec 2005 investor conference to be held at the Fairmount Chateau Frontenac in Quebec City (Canada) from October 5 to 7. Mrs. Bouchard’s presentation will take place at 10:00 a.m. (EST) in the Place d’Armes Room.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca